KING POWER INTERNATIONAL GROUP CO., LTD.
         SIGNIFICANT SUBSIDIARIES AND
         JURISDICTIONS OF INCORPORATION

         Name                  Jurisdiction of Incorporation    Percentage Owned

King Power Tax Free
Co., Ltd.                                Thailand                    99.94%

King Power Duty Free
Co., Ltd.                                Thailand                    94.95%

King Power International Group
(Thailand) Co., Ltd.                     Thailand                     99.93%